UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)
                             (Amendment No. 1) (1)

                             MTM TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  594944 10 0
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                                 (CUSIP number)

Bear Stearns Asset Management Inc.         Ropes & Gray LLP
383 Madison Avenue                         45 Rockefeller Plaza
New York, New York  10179                  New York, New York  10111
(212) 272-9256                             (212 841-5700
Attention:  Clifford H. Friedman           Attention:  Kristopher D. Brown, Esq.

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 2005
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            (Dates of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594944 10 0                                          Page 2 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    Constellation Venture Capital II, L.P.
    13-4124531
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
       OO, WC

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

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6.  Citizenship or Place of Organization
    Delaware

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                            7. Sole Voting Power
NUMBER OF                        2,791,431 shares of Common Stock
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON                           2,791,431shares of Common Stock
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       2,791,431 shares of Common Stock
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12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13. Percent Of Class Represented By Amount In Row (11)
    27.4 %
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14. Type of Reporting Person
    PN
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

CUSIP No. 594944 10 0                                          Page 3 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    Constellation Venture Capital Offshore II, L.P.
    N/A
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
       OO, WC

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

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6.  Citizenship or Place of Organization
    Cayman Islands

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                            7. Sole Voting Power
NUMBER OF                        1,485,469 shares of Common Stock
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON                           1,485,469 shares of Common Stock
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       1,485,469 shares of Common Stock
--------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13. Percent Of Class Represented By Amount In Row (11)
    16.7%
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14. Type of Reporting Person
    PN
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

CUSIP No. 594944 10 0                                          Page 4 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    The BSC Employee Fund VI, L.P.
    20-0778563
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
       OO, WC

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

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6.  Citizenship or Place of Organization
    Delaware

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                            7. Sole Voting Power
NUMBER OF                        1,244,803 shares of Common Stock
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON                           1,244,803 shares of Common Stock
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       1,244,803 shares of Common Stock
--------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13. Percent Of Class Represented By Amount In Row (11)
    14.4%
--------------------------------------------------------------------------------

14. Type of Reporting Person
    PN
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

CUSIP No. 594944 10 0                                          Page 5 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    CVC II Partners, L.L.C.
    13-4144132
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
       OO, WC

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

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6.  Citizenship or Place of Organization
    Delaware

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                            7. Sole Voting Power
NUMBER OF                        69,708 shares of Common Stock
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON                           69,708 shares of Common Stock
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       69,708 shares of Common Stock
--------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13. Percent Of Class Represented By Amount In Row (11)
    0.9%
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14. Type of Reporting Person
    CO
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

CUSIP No. 594944 10 0                                          Page 6 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    Constellation Ventures Management II, LLC
    13-4122121
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
    Not Applicable

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

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6.  Citizenship or Place of Organization
    Delaware

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                            7. Sole Voting Power
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY                         5,521,703 shares of Common Stock
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
                                 5,521,703 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
       shares of Common Stock
--------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13. Percent Of Class Represented By Amount In Row (11)
    42.8%
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14. Type of Reporting Person
    CO
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

CUSIP No. 594944 10 0                                          Page 7 of 9 Pages

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1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)
    Bear Stearns Asset Management Inc.
    06-1135192
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2.  Check the Appropriate Box if a Member of a Group

       (a)     |X|

       (b)     |_|

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3.  SEC Use Only

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4.  Source of Funds
       Not Applicable

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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)    |_|

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization
    Delaware

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                            7. Sole Voting Power
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8. Shared Voting Power
OWNED BY                         5,591,411 shares of Common Stock
EACH                        ----------------------------------------------------
REPORTING                   9. Sole Dispositive Power
PERSON
WITH                        ----------------------------------------------------
                            10. Shared Dispositive Power
                                 5,591,411 shares of Common Stock
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
       5,591,411 shares of Common Stock
--------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------

13. Percent Of Class Represented By Amount In Row (11)
    43.1%
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14. Type of Reporting Person
    CO
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

CUSIP No. 594944 10 0                                          Page 8 of 9 Pages

                        Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2004 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by adding the following thereto:

          On June 23, 2005, the Constellation Purchasing Entities acquired an aggregate 1,668,334 shares of Series A-4 Preferred Stock upon the automatic conversion of all of the Series A-4 Notes that they had acquired on December 10, 2004 and March 11, 2005 (plus interest accrued thereon). As described in the
Schedule 13D, such conversion had been subject to shareholder approval, which was obtained on June 23, 2005.

          On June 29, 2005, the Constellation Purchasing entities acquired an aggregate 476,923 shares of Series A-4 Preferred Stock and an aggregate 95,385 A-4 Warrants from the Issuer, for an aggregate purchase price of approximately $1,550,000, and on July 7, 2005, the Constellation Purchasing entities acquired an aggregate 600,000 shares of Series A-4 Preferred Stock and an aggregate 119,999 A-4 Warrants from the Issuer, for an aggregate purchase price of approximately $1,950,000, pursuant to their respective options to do so under the 12/7 Purchase Agreement previously described in the Schedule 13D. As also previously described in the Schedule 13D, the Series A-4 Preferred Stock is convertible into Common Stock at a ratio of one-for-one, subject to adjustment pursuant to its terms, and the A-4 Warrants are exercisable for five years from their date of issuance at an exercise price of $4.0625 per share of Common Stock. Any descriptions of the 12/7 Purchase Agreement, the Series A-4 Preferred Stock and the A-4 Warrants are qualified in their entirety by reference to MTM's Report on Form 8-K, and the Exhibits thereto, filed with the Commission on December 13, 2004, as previously incorporated into the Schedule 13D by reference.

Item 5.  Interest in Securities of the Issuer

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a) The Reporting Persons beneficially own an aggregate 5,591,411 shares of Common Stock, or approximately 43.1% of the Common Stock outstanding. This information is based on 7,392,317 shares of Common Stock outstanding as of June 15, 2005, as reported in the Issuer's Report on Form 10-K for the fiscal year ended March 31, 2005, which was filed with the Commission on June 29, 2005, and gives effect to the conversion of all shares of Series A-3 and A-4 Preferred Stock and exercise of all A-3 and A-4 Warrants held by the Reporting Persons.

          (b) The information provided by each Reporting Person to Items (7) through (11) of pages 2 through 7 is incorporated herein by reference.

          (c) Not Applicable

          (d) Not Applicable

          (e) Not Applicable

CUSIP No. 594944 10 0                                          Page 9 of 9 Pages

                                   Signature

          The undersigned hereby agree that this Schedule 13D with respect to the Common Stock, par value $.001 per share, of MTM Technologies, Inc. is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2005

                CONSTELLATION VENTURE CAPITAL II, L.P.

                By:  Constellation Ventures Management II, LLC, General Partner
                By:  Bear Stearns Asset Management Inc., Managing Member

                By:/s/ Clifford H. Friedman
                   -------------------------------
                Name:  Clifford H. Friedman
                Title:  Senior Managing Director

                CONSTELLATION VENTURE CAPTIAL OFFSHORE II, L.P.

                By:  Constellation Ventures Management II, LLC, General Partner
                By:  Bear Stearns Asset Management Inc., Managing Member

                By:/s/ Clifford H. Friedman
                ----------------------------------
                Name:  Clifford H. Friedman
                Title:  Senior Managing Director

                THE BSC EMPLOYEE FUND VI, L.P.

                By:  Constellation Ventures Management II, LLC, General Partner
                By:  Bear Stearns Asset Management Inc., Managing Member

                By:/s/ Clifford H. Friedman
                ----------------------------------
                Name:  Clifford H. Friedman
                Title:  Senior Managing Director

                CVC II PARTNERS, L.L.C.

                By:/s/ Clifford H. Friedman
                ----------------------------------
                Name:  Clifford H. Friedman
                Title:  Member

                CONSTELLATION VENTURES MANAGEMENT II, LLC

                By:  Bear Stearns Asset Management Inc., Managing Member

                By:/s/ Clifford H. Friedman
                ----------------------------------
                Name:  Clifford H. Friedman
                Title:  Senior Managing Director

                BEAR STEARNS ASSET MANAGEMENT INC.

                By:/s/ Clifford H. Friedman
                ----------------------------------
                Name:  Clifford H. Friedman
                Title:  Senior Managing Director